

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 27, 2009

Richard G. Hunter, Ph.D.
President
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860

   Re: Food Technology Service, Inc.
            Item 4.01 Forms 8-K
            Filed October 6, 2009 and October 13, 2009
            File No. 0-19047

Dear Dr. Hunter:

      We have completed our review your Forms 8-K and have no further comments at this time.

                                   Sincerely,

                                   Ta Tanisha Meadows
                                   Staff Accountant